

SEC 02006661 COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52613



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CURTIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE SOUTH CHURCH STREET
(No. and Street)

HAZLETON	PA	18201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK P. ORLANDO 570.450.7023
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGRAIL MERKEL QUINN & ASSOC.
(Name — *if individual, state last, first, middle name*)

1173 CLAY AVENUE	SCRANTON	PA	18510
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

SD 3-15-02

OATH OR AFFIRMATION

I, FRANK P. ORLANDO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CURTIS SECURITIES, LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Sworn and subscribed before me this 21 day of February 2002

Signature

CEO

Title

Notary Public



NOTARIAL SEAL
NANCY R. POLTROK, Notary Public
Hazleton, Luzerne County
My Commission Expires June 14, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURTIS SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001

&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS



McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA

INDEPENDENT AUDITORS' REPORT

To Curtis Securities, LLC:

We have audited the accompanying statement of financial condition of Curtis Securities, LLC (the "Company") as of December 31, 2001, and the related statements of operations and changes in retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGrail Merkel Quinn
+ Associates

Scranton, Pennsylvania
February 23, 2002


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

CURTIS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$56,177
ACCOUNTS RECEIVABLE	288
PREPAID EXPENSES	2,571
TOTAL	$59,036

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Advance from Curtis Financial Advisors, LLC	$15,278
Accrued expenses	8,232
Total liabilities	23,510
MEMBER'S EQUITY:	
Paid-in capital	25,000
Retained earnings	10,526
Total member's equity	35,526
TOTAL	$59,036

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Investment banking fees	$700,594
Other revenues	7,228
Total revenues	707,822
EXPENSES:	
Affiliate expense reimbursement	665,278
Other expenses	12,925
Professional and consulting fees	11,854
Licenses and fees	1,051
Total expenses	691,108
NET INCOME	16,714
RETAINED (DEFICIT), BEGINNING	(6,188)
RETAINED EARNINGS, ENDING	$ 10,526

See Notes to Financial Statements

CURTIS SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$16,714
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivables	(288)
Prepaid expenses	(2,571)
Accrued expenses	8,232
Total adjustments	5,373
Net cash provided by operating activities	22,087
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES,	
Increase in advance from Curtis Financial Advisors, LLC	14,778
NET INCREASE IN CASH	36,865
CASH , BEGINNING	19,312
CASH , ENDING	$56,177

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Curtis Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company was organized in Pennsylvania on January 1, 2000, as a wholly-owned subsidiary of Curtis Financial Advisors, LLC ("CFA"). The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT BANKING FEES

Private placement fees are recorded upon closing of the transaction.

INCOME TAXES

The Company is a limited liability company and, as such, is taxed essentially as a partnership with flow-through of income and expenses to CFA.

2. RELATED PARTY TRANSACTIONS

The Company has an affiliate expense reimbursement agreement with Curtis Financial Group, LLC ("CFG"), an affiliated company, whereby the Company reimburses CFG for expenses CFG incurs in connection with the Company's private placement activities. During the year ended December 31, 2001, the Company reimbursed CFG $665,278 for expenses CFG incurred on its behalf.

At December 31, 2001, the Company owed CFA $15,278 in connection with amounts advanced to the Company by CFA.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $32,667, which was $27,667 in excess of its required net capital of $5,000. The Company's net capital ratio was .72 to 1.0 at December 31, 2001.

4. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under Section (k)(1), which states that the provisions of this rule shall not be applicable to a broker or dealer meeting all of the following conditions: (i) His dealer transactions (as principal for his own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for his own account with or through another registered broker or dealer; (ii) His transactions as broker (agent) are limited to: (i) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; (ii) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (iii) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and (iii) He promptly transmits all funds and delivers all securities received in connection with his activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. CONCENTRATION OF CREDIT RISK

The Company maintains one cash account with a local financial institution. Such balance is insured up to $100,000.

CURTIS SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 35,526
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Accounts receivable	288
Prepaid expenses	2,571
Total	2,859
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	32,667
HAIRCUTS ON SECURITIES	-
NET CAPITAL	$ 32,667

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Advance from Curtis Financial Advisors, LLC	$ 15,278
Accrued expenses	8,232
TOTAL AGGREGATE INDEBTEDNESS	$ 23,510

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 1,567
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 27,667
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.72 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 35,526
Nonallowable assets erroneously reported as allowable:	
Accounts receivable	(288)
Prepaid expenses	(2,571)
Net adjustments	(2,859)
NET CAPITAL, PER ABOVE	$ 32,667

See Notes to Financial Statements



McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Francis J. Merkel, CPA
Joseph J. Quinn, CPA
John H. Marx, Jr., CPA
Daniel J. Gerrity, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To Curtis Securities, LLC:

In planning and performing our audit of the financial statements and additional information of Curtis Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, others within the organization, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGrail, Merkel, Quinn
& Associates

Scranton, Pennsylvania
February 23, 2002